Exhibit 99.1

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share and per share data)

	As of
	March 31, 2026	September 30, 2025
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash	$27,559,730	$33,592,025
Short-term investments	1,490,203	-
Accounts receivable, net	14,956,055	13,008,117
Inventories, net	1,979,795	2,193,179
Advance to suppliers	2,001,693	2,489,737
Other receivable	7,180,731	2,280,680
Prepaid expenses and other current assets	41,216	39,937
TOTAL CURRENT ASSETS	55,209,423	53,603,675

Property, plant and equipment, net	3,787,567	3,583,553
Prepayments made to a related party for purchase of property	2,319,513	2,247,507
Prepayments for construction in progress	9,114,598	8,869,574
Intangible assets, net	309,750	296,785
Investment in equity securities	724,848	702,346
TOTAL NON-CURRENT ASSETS	16,256,276	15,699,765

TOTAL ASSETS	$71,465,699	$69,303,440

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term bank loans	$7,378,950	$7,149,881
Current portion of long-term bank loans	-	2,107,038
Accounts payable	3,754,356	1,669,785
Contract liabilities	42,012	40,708
Taxes payable	655,647	640,780
Due to related parties	157,294	446,545
Other payable	1,405,962	856,572
Accrued expenses and other current liabilities	251,872	262,621
TOTAL CURRENT LIABILITIES	13,646,093	13,173,930

Long-term bank loans	2,174,543	-
TOTAL LIABILITIES	15,820,636	13,173,930

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.00001 par value, 1,800,000,000 shares authorized, 563,338 shares issued and outstanding as of March 31, 2026; Ordinary shares, $11.25 par value, 2,000,000,000 shares authorized, 563,338 shares issued and outstanding as of September 30, 2025 *	6	6,337,553
Class B ordinary shares, $0.00001 par value, 200,000,000 shares authorized, none issued and outstanding as of March 31, 2026; Class B ordinary shares, $0.00001 par value, none authorized, issued and outstanding as of September 30, 2025		-
Additional paid in capital	69,347,114	63,009,567
Statutory reserve	2,439,535	2,439,535
Accumulated deficit	(15,398,436)	(13,843,623)
Accumulated other comprehensive loss	(743,156)	(1,813,522)
TOTAL SHAREHOLDERS’ EQUITY	55,645,063	56,129,510

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$71,465,699	$69,303,440

*	The dual-class share structure became effective on February 13, 2026.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

(In U.S. dollars, except share and per share data)

	For the Six Months Ended March 31,
	2026	2025
Revenue	$9,036,190	$9,152,915
Cost of revenue and related tax	5,693,679	5,988,385
Gross profit	3,342,511	3,164,530

Operating expenses
Selling expenses	3,285,367	2,276,728
General and administrative expenses	1,463,798	3,117,727
Research and development expenses	93,478	96,836
Total operating expenses	4,842,643	5,491,291

Loss from operations	(1,500,132)	(2,326,761)

Other income (expenses)
Interest expense, net	(126,157)	(128,745)
Other income (expense), net	71,476	(829,249)
Total other expense, net	(54,681)	(957,994)

Loss before income tax expense	(1,554,813)	(3,284,755)

Income tax expense	-	-

Net loss	(1,554,813)	(3,284,755)

Other comprehensive loss
Foreign currency translation adjustment	1,070,366	(2,033,233)
Comprehensive loss	$(484,447)	$(5,317,988)

Net loss per share - Basic and diluted	$(2.76)	$(9.44)
Weighted average number of shares outstanding used in calculating basic and diluted loss per share	$563,338	$347,814

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

(UNAUDITED)

(In U.S. dollars, except share and per share data)

						Accumulated
			Additional			Other
	Ordinary Share		Paid in	Statutory	Accumulated	Comprehensive
	Shares	Amount	Capital	Reserve	Deficit	Loss	Total
Balance as of September 30, 2024	42,880	$482,400	$53,864,720	$2,439,535	$(10,171,568)	$(1,112,146)	$45,502,941
Issuance of ordinary shares	468,750	5,273,438	9,726,562	-	-	-	15,000,000
Reverse share-split adjustment	51,708	581,715	(581,715)	-	-	-	-
Net loss	-	-	-	-	(3,284,755)	-	(3,284,755)
Foreign currency translation adjustment	-	-	-	-	-	(2,033,233)	(2,033,233)
Balance as of March 31, 2025	563,338	$6,337,553	$63,009,567	$2,439,535	$(13,456,323)	$(3,145,379)	$55,184,953

	Ordinary Share		Additional Paid in	Statutory	Accumulated	Accumulated Other Comprehensive
	Shares *	Amount	Capital	Reserve	Deficit	Loss	Total
Balance as of September 30, 2025	563,338	$6,337,553	$63,009,567	$2,439,535	$(13,843,623)	$(1,813,522)	$56,129,510
The effect of adoption dual-class chare structure	-	(6,337,547)	6,337,547	-	-	-	-
Net loss	-	-	-	-	(1,554,813)	-	(1,554,813)
Foreign currency translation adjustment	-	-	-	-	-	1,070,366	1,070,366
Balance as of March 31, 2026	563,338	$6	$69,347,114	$2,439,535	$(15,398,436)	$(743,156)	$55,645,063

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(In U.S. dollars, except share and per share data)

	For the Six Months Ended March 31,
	2026	2025
Cash flows from operating activities:
Net loss	$(1,554,813)	$(3,284,755)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	231,217	269,639
Changes in operating assets and liabilities:
Accounts receivable	(1,507,555)	2,318,451
Inventories	279,272	(1,892,889)
Advance to suppliers, net	559,050	(1,057,671)
Other receivable	(4,794,563)	3,555,781
Prepaid expenses and other current assets	-	787,964
Accounts payable	1,999,735	2,657,313
Taxes payable	(5,575)	(871,160)
Other payable	513,894	-
Accrued expenses and other current liabilities	(18,870)	78,521
Net cash (used in) provided by operating activities	(4,298,208)	2,561,194

Cash flows from investing activities:
Purchases of property, plant and equipment	(311,028)	(84,333)
Prepayments for construction in progress	-	(12,447)
Purchase of intangible asset	(11,419)	(35,957)
Purchase of short-term investments	(1,490,203)	-
Net cash used in investing activities	(1,812,650)	(132,737)

Cash flows from financing activities:
Net proceeds from issuance of ordinary shares	-	15,000,000
Proceeds from bank loans	3,568,319	691,486
Repayment of bank loans	(3,568,319)	(691,486)
Proceeds from related party borrowings	-	1,398,355
Repayment of related party borrowings	(149,072)	-
Net cash (used in) provided by financing activities	(149,072)	16,398,355

Effect of changes of foreign exchange rates on cash	227,635	(1,051,654)
Net (decrease) increase in cash	(6,032,295)	17,775,158
Cash, beginning of period	33,592,025	29,497,693
Cash, end of period	$27,559,730	$47,272,851

Supplemental disclosure of cash flow information
Cash paid for interest	$159,395	$150,009
Cash paid for income tax	$-	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

 NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Universe Pharmaceuticals INC (“Universe INC” or the “Company”) was incorporated under the laws of the Cayman Islands on December 11, 2019 as an exempted company with limited liability.

Universe INC owns 100% of the equity interests in Universe Pharmaceuticals (International) Group (“Universe HK”), an entity incorporated on May 21, 2014 in accordance with the laws and regulations in Hong Kong.

Jiangxi Universe Pharmaceuticals Technology Co., Ltd. (“Universe Technology”) was formed on April 8, 2019, as a wholly foreign-owned enterprise (“WFOE”) in the People’s Republic of China (the “PRC” or “China”).

Universe INC, Universe HK and Universe Technology are currently not engaging in any active business operations and are merely acting as holding companies.

Jiangxi Universe Pharmaceuticals Co., Ltd. (“Jiangxi Universe”) was incorporated on March 2, 1998 in accordance with PRC laws and is engaged in the research and development and manufacturing of modernized traditional Chinese medicines. Jiangxi Universe owns 100% of the equity interests of Jiangxi Universe Pharmaceuticals Commercial Trade Co., Ltd. (“Universe Trade”), which was incorporated on March 10, 2010 for the purposes of handling the sales and distribution of the pharmaceutical products manufactured by Jiangxi Universe.

Reorganization

A reorganization of the Company’s legal structure (the “Reorganization”) was completed on December 11, 2019. The Reorganization involved the incorporation of Universe INC and Universe Technology, and the transfer of 100% of the equity interests of Jiangxi Universe to Universe Technology. Consequently, Universe INC, through its subsidiary Universe HK, directly controls Universe Technology and Jiangxi Universe, and became the ultimate holding company of all other entities mentioned above.

The Reorganization has been accounted for as a recapitalization among entities under common control, since the same controlling shareholders controlled all these entities before and after the Reorganization. Results of operations for the periods presented eliminate the effects of intra-entity transactions.

On March 25, 2021, the Company closed its initial public offering (the “IPO”) of 5,000,000 ordinary shares, par value $0.003125 per share at a public offering price of $5.00 per share. On March 29, 2021, the underwriter exercised in full its over-allotment option to purchase an additional 750,000 ordinary shares. The closing for the sale of the over-allotment shares took place on September 30, 2021. Gross proceeds from the IPO totaled $28.75 million. Net proceeds of the IPO, including over-allotment shares, were approximately $25.6 million. In connection with the IPO, the Company’s ordinary shares began trading on the Nasdaq Global Market under the symbol “UPC” on March 23, 2021.

On May 12, 2021, through the Company’s PRC subsidiary, Jiangxi Universe, the Company established an indirect wholly controlled subsidiary, Guangzhou Universe Hanhe Medical Research Co., Ltd. (“Universe Hanhe”) in Guangzhou City, China, for the business purpose of conducting research and development of new pharmaceutical products in order to diversify the Company’s product offerings. As of September 30, 2025 and as of the date of this report, Universe Hanhe has no active business operations.

On July 3, 2023, the Company held an annual general meeting of shareholders at which shareholders, among other things, resolved:

(a)	with immediate effect, to increase the Company’s authorized share capital from US$312,500 divided into 90,000,000 ordinary shares of par value US$0.003125 each and 10,000,000 preferred shares of par value US$0.003125 each, to US$3,125,000 divided into 900,000,000 ordinary shares of par value US$0.003125 each and 100,000,000 preferred shares of par value US$0.003125 each;

(b)	that, conditional upon the approval of the board of directors of the Company in its sole discretion, with effect as of the date the board of directors of the Company may determine, the authorized, issued and outstanding shares of the Company be consolidated by consolidating each 10 shares of the Company, or such lesser whole share amount as the board of directors may determine in its sole discretion, such amount not to be less than 2, into 1 share of the Company, with such consolidated shares having the same rights and being subject to the same restrictions (save as to nominal value) as the then existing shares of par value US$0.003125 each in the capital of the Company (the “2023 Share Consolidation”); and

(c)	that, upon the effectiveness of the 2023 Share Consolidation, the Company adopt amended and restated articles of association, in substantially the form set out in Annex B in the proxy statement dated May 24, 2023, in substitution for and to the exclusion of, the memorandum of association of the Company in effect immediately prior to effectiveness of the Share Consolidation.

The board of directors of the Company resolved to effect the 2023 Share Consolidation on July 27, 2023 with the authorized, issued and outstanding shares to be consolidated on a six (6) for one (1) ratio, which had the effect of reducing the number of: (a) authorized ordinary shares from 900,000,000 ordinary shares with a par value of US$0.003125 per share to 150,000,000 ordinary shares with a par value of US$0.01875 per share; (b) issued and outstanding ordinary shares from 21,750,000 ordinary shares with a par value of US$0.003125 per share to 3,625,000 ordinary shares with a par value of US$0.01875 per share; and (c) authorized preferred shares from 100,000,000 preferred shares with a par value of US$0.003125 per share to 16,666,666.6666 preferred shares with a par value of US$0.01875 per share.

On July 15, 2024, the Company closed its self-underwritten public offering of 20,000,000 ordinary shares, par value $0.01875 per share. The ordinary shares were priced at $1.25 per share. The Company raised a total of $25 million through that offering, before deducting offering-related expenses, and net proceeds of $24.625 million.

On September 27, 2024, the Company held an annual general meeting of shareholders at which shareholders, among other things, resolved:

(a)	with immediate effect, to increase the Company’s authorized share capital from US$3,125,000 divided into 150,000,000 ordinary shares of par value US$0.01875 each and 16,666,666.6666 preferred shares of par value US$0.01875 each, to US$140,625,000 divided into 6,750,000,000 ordinary shares of par value US$0.01875 each and 750,000,000 preferred shares of par value US$0.01875 each (the “Authorized Share Capital Increase”);

(b)	that, subject to and immediately following the Authorized Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Authorized Share Capital Increase; and

(c)	that, conditional upon the approval of the board of directors of the Company in its sole discretion, with effect as of the date the board of directors of the Company may determine, the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating each 15 Shares of the Company, or such lesser whole share amount as the Company’s board of directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “2024 Share Consolidation”).

On November 12, 2024, the Company effected a share consolidation of 15 ordinary shares with par value of US$0.01875 per share each in the Company’s issued and unissued share capital into one (1) ordinary share with par value of US$0.28125. All fractional shares were rounded up to the whole number of shares (the “2024 Share Consolidation”). Immediately following the 2024 Share Consolidation, the authorized share capital of the Company was US$140,625,000 divided into 450,000,000 ordinary shares, par value US$0.28125 per share and 50,000,000 preferred shares, par value US$0.28125 per share.

On March 24, 2025, the Company effected a share consolidation of 40 ordinary shares with par value of US$0.28125 per share each in the Company’s issued and unissued share capital into one ordinary share with par value of US$11.25. All fractional shares were rounded up to the whole number of shares (the “2025 Share Consolidation”). Immediately following the 2025 Share Consolidation, the authorized share capital of the Company was US$140,625,000 divided into 11,250,000 ordinary shares, par value US$11.25 per share and 1,250,000 preferred shares, par value US$11.25 per share.

On September 3, 2025, the Company held an annual general meeting of shareholders at which shareholders, resolved as a special resolution that, subject to and conditional upon, amongst other things: (i) approval from the Grand Court of the Cayman Islands (the “Court”) of the Capital Reduction (as defined below); (ii) registration by the Registrar of Companies of the Cayman Islands of the order of the Court confirming the Capital Reduction and the minute approved by the Court containing the particulars required under the Companies Act (Revised) (the “Act”) in respect of the Capital Reduction and compliance with any conditions the Court may impose; (iii) compliance with the relevant procedures and requirements under the applicable laws of the Cayman Islands to effect the Capital Reduction; and (iv) obtaining of all necessary approvals from the regulatory authorities or otherwise as may be required in respect of the Capital Reduction, with effect from the date on which these conditions are fulfilled:

a)	the par value of each issued Ordinary Share of par value US$11.25 each in the share capital of the Company be reduced to par value US$0.00001 each (the “Capital Reduction”) by cancelling the paid-up capital to the extent of US$11.24999 on each of the then issued Ordinary Shares of par value US$11.25 each;

b)	the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Act, the amended and restated memorandum of association adopted by special resolution passed on 1 March 2025 and unanimous written director resolutions passed on 20 February 2025 and made effective on 17 March 2025 (the “Existing Memorandum”), the second amended and restated articles of association of the Company adopted by special resolution passed on 23 September 2022 (the “Existing Articles”), and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

c)	immediately following the Capital Reduction, pursuant to section 13 of the Act and article 8.1(d) of the Existing Articles, each of the authorized but unissued Ordinary Shares of par value US$11.25 each be sub-divided into 1,125,000 ordinary shares of par value US$0.00001 each (the “Sub-division”);

d)	immediately following the Capital Reduction and the Sub-division, the authorized share capital of the Company be altered by the cancellation of: (i) the 1,250,000 unissued Preferred Shares of par value US$11.25 each; and (ii) 12,020,495,313,338 of the unissued ordinary shares of par value US$0.00001 each, such that the authorized share capital is altered:

from US$134,287,453.13338 divided into: (i) 12,022,495,313,338 ordinary shares of par value US$0.00001 each; and (ii) 1,250,000 Preferred Shares of par value US$11.25 each;

to US$20,000 divided into 2,000,000,000 ordinary shares of par value US$0.00001 each

(the “Capital Alteration”);

e)	immediately following the Capital Alteration:

a.	the authorized and issued share capital of the Company be divided into two separate classes as follows:

i.	US$18,000 divided into 1,800,000,000 class A ordinary shares of par value US$0.00001 each (the “Class A Ordinary Shares”); and

ii.	US$2,000 divided into 200,000,000 class B ordinary shares of par value US$0.00001 each (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “New Share Classes”),

it being noted that the terms of, and rights attaching to the New Share Classes will be materially identical to the existing ordinary shares of par value US$0.00001 each in the capital of the Company save that the Class B Ordinary Shares: (i) shall have 100 times the voting rights per share of Class A Ordinary Shares; and (ii) shall be convertible into Class A Ordinary Shares;

b.	the issued shares in the Company outstanding following the Capital Alteration be re-designated, as follows:

i.	the 559,868 ordinary shares of par value US$0.00001 each held by Cede & Co be re-designated as 559,868 Class A Ordinary Shares;

ii.	the 1 ordinary share of par value US$0.00001 held by Christopher Lin be re-designated as 1 Class A Ordinary Share;

iii.	the 1 ordinary share of par value US$0.00001 held by Michael Olson be re-designated as 1 Class A Ordinary Share;

iv.	the 1 ordinary share of par value US$0.00001 held by Daniel J Sleiman be re-designated as 1 Class A Ordinary Share; and

v.	the 3,467 ordinary shares of par value US$0.00001 each held by Sununion Holding Group Limited be re-designated as 3,467 Class B Ordinary Shares,

(steps (a) to (e) (inclusive) above shall be collectively referred to as the “Capital Reorganization”),

f)	any one or more of the directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are in connection with and/or ancillary to the Capital Reorganization and any of the foregoing steps and of administrative nature, on behalf of the Company, including under seal where applicable, as they consider necessary, desirable or expedient to give effect to the foregoing arrangements for the Capital Reorganization and (where applicable) to aggregate all fractional Class A Ordinary Shares and/or Class B Ordinary Shares and sell them for the benefit of the Company.”

On February 13, 2026, the dual-class share structure became effective on the Nasdaq Capital Market, and the Company’s authorized share capital was changed to US$20,000 divided into 1,800,000,000 class A ordinary shares of par value US$0.00001 each (the “Class A Ordinary Shares”) and 200,000,000 class B ordinary shares of par value US$0.00001 each.

Details of the subsidiaries of the Company as of March 31, 2026 are set out below:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
Universe INC	December 11, 2019	Cayman Islands	Parent, 100%	Investment holding

Universe HK	May 21, 2014	Hong Kong	100%	Investment holding

Universe Technology	April 18, 2019	PRC	100%	WFOE, Investment holding

Jiangxi Universe	March 2, 1998	PRC	100%	Research and development and manufacturing of modernized traditional Chinese medicines

Universe Trade	March 10, 2010	PRC	100%	Sales of modernized traditional Chinese medicines

Universe Hanhe	May 12, 2021	PRC	100%	Research and development of new pharmaceutical products

The Company, through its wholly-owned subsidiaries, is primarily engaged in the development, manufacturing and sale of traditional Chinese medicines derivatives (“TCMD”) products targeted to the elderly to address their physical conditions in the aging process and to promote their general well-being. In addition, the Company also sells biochemical drugs, medical instruments, traditional Chinese medicine pieces products and dietary supplements (collectively, “third-party products”). All of these TCMD and third-party products are currently sold to customers including pharmaceutical companies, hospitals, clinics and drugstore chains throughout China.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and the notes thereto for the year ended September 30, 2025 included in the Form 20-F filed on January 28, 2026. Operating results for the six months ended March 31, 2026 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2026. All inter-company balances and transactions are eliminated upon consolidation.

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the impairment assessment of receivables, the realizability of advance to suppliers, inventory valuations, useful lives of property, plant and equipment and intangible assets, impairment assessment of long-lived assets, and realization of deferred tax assets. Changes in accounting estimate are accounted for in the period of change and prospective periods. Actual results could differ from those estimates.

Risks and Uncertainties

The business operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The development and commercialization of new pharmaceutical products is highly competitive, and the industry currently is characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. The Company may face competition with respect to its current and future pharmaceutical product candidates from major pharmaceutical companies in China.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC. Cash maintained in banks within the PRC of less than RMB0.5 million (equivalent to $72,485) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the PRC.

Accounts receivable, net

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest.

Effective October 1, 2022, the Company adopted Accounting Standards Update (“ASU”) No.2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred-loss impairment model with an expected-loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company replaced the incurred-loss impairment model with a forward-looking current expected credit losses (CECL) model in place of the incurred-loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable. Estimated credit losses charged to the allowance are classified as “General and administrative expenses” in the unaudited condensed consolidated statements of operations and comprehensive loss. The Company assesses collectability by reviewing accounts receivable on an aging schedule basis, as accounts receivable primarily consist of receivables arising from sales of TCMD products and third-party products. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from its customers. Delinquent account balances are written off against the allowance for expected credit losses after management has determined that the likelihood of collection is not probable.

The allowance for uncollectible balances amounted to $18,797 and $18,214 as of March 31, 2026 and September 30, 2025, respectively.

Inventories, net

Inventories are stated at lower of cost or net realizable value. Cost is determined using weighted average method. Inventories primarily consist of raw materials and finished goods. Inventory costs include the purchase price and other expenditures that are directly attributable to bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging, expiration dates, as applicable, taking into consideration historical and expected future product sales. The Company recorded inventory reserve of $126,671 and $122,739 as of March 31, 2026 and September 30, 2025, respectively.

Advances to suppliers, net

Advances to suppliers represent prepayments made to ensure continuous high-quality supplies and favorable purchase prices of raw materials. These advances are directly related to the purchases of raw materials used to fulfill sales orders. The Company is required from time to time to make cash advances when placing its purchase orders. These advances are settled upon suppliers delivering raw materials to the Company when the transfer of ownership occurs. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance. As of March 31, 2026 and September 30, 2025, the Company recorded no allowance for credit loss, as the Company believed that all advances to suppliers were fully realizable.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 —	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 —	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 —	inputs to the valuation methodology are unobservable.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future cash flow amounts discounted at market interest rates to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, short-term investment, accounts receivable, inventories, accounts payable, short-term bank loans, accrued expenses and other current liabilities and due to related parties, approximate the fair value of the respective assets and liabilities as of March 31, 2026 based upon the short-term nature of the assets and liabilities. The Company’s investment in equity securities is accounted for using the measurement alternative in accordance with Accounting Standards Codification (“ASC”) 321, “Investments—Equity Securities” (“ASC 321”), which also approximates its recorded value. The carrying amount of long-term bank loan approximates its fair value as the loan is priced at market interest rate.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of property, plant and equipment is provided using the straight-line method over their expected useful lives, as follows:

Categories	Useful life
Buildings	20 years
Machinery and equipment	5–10 years
Automobiles	3–5 years
Office and electric equipment	3–5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of operations and comprehensive loss in other income or expenses.

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition and other economic factors. Based on this assessment, no impairment expenses for property, plant and equipment were recorded in operating expenses for the six months ended March 31, 2026 and 2025.

Intangible Assets

Intangible assets consist primarily of land use rights, trademarks and software. Under PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. Land use rights are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Categories	Useful life
Land use rights	50 years
Trademark	5 years
Software	3 years

The Company reviews the carrying value of intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition and other economic factors. Based on this assessment, no impairment of land use rights was deemed necessary for the six months ended March 31, 2026 and 2025.

Construction-in-Progress (“CIP”)

CIP represents property and buildings under construction and consists of construction expenditures, equipment procurement, and other direct costs attributable to the construction. CIP is not depreciated. Upon completion and when ready for its intended use, CIP is reclassified to the appropriate category within property, plant and equipment.

Impairment of Long-Lived Assets

Long-lived assets with finite lives, primarily property, plant and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. The Company recognized an impairment loss of $503,044 and $487,428 for prepayments for CIP as of March 31, 2026 and September 30, 2025, respectively.

Investments in Equity Securities

The Company accounts for its equity investments in accordance with ASC 321. In accordance with ASC 321, equity investments in which the Company has no significant influence (generally less than a 20% ownership interest) with readily determinable fair values are accounted for at fair value based on quoted market prices with the changes in fair value recognized as unrealized gains or losses in earnings. Equity investments without readily determinable fair values are accounted for either at fair value or using the measurement alternative. Under the measurement alternative, the equity investments are measured at cost, less any impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment.

From March 2009 to September 2017, the Company invested approximately $0.7 million (RMB5 million) in Jiangxi Jian Rural Commercial Bank (“JX RCB Bank”) in exchange for  a 5% ownership interest in the bank. The purpose of entering into these equity investment agreements with JX RCB Bank was to earn investment income as the bank continues to grow. The Company determined that this investment in equity securities does not have a readily determinable fair value and, accordingly, elected the measurement alternative noted above.

The Company initially recorded the investments at historical cost and subsequently records any dividends received from the net accumulated earnings of the investee as income. As of March 31, 2026 and September 30, 2025, the Company’s investment in JX RCB Bank amounted to $724,848 (RMB5 million) and $702,346 (RMB5 million), respectively, and was reported as long-term investment in equity investee on the unaudited condensed consolidated balance sheets. Investment income was nil for the six months ended March 31, 2026 and 2025.

The investments in equity securities are evaluated for impairment when facts or circumstances indicate that the fair value of the investments is less than their carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to: (i) the nature of the investment; (ii) the cause and duration of the impairment; (iii) the extent to which fair value is less than cost; (iv) the financial condition and near-term prospects of the investments; and (v) the ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. There was no impairment of the Company’s investments in equity securities as of March 31, 2026 and September 30, 2025.

Revenue Recognition

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Revenue from sales of TCMD products and third-party products is recognized when the products are delivered to customers. Each customer order is distinct and separately identifiable from other customer orders, constituting a single performance obligation to deliver the ordered product in exchange for consideration. The transaction price is fixed at contract inception and is not subject to rebates, returns or other variable consideration. As each customer order includes only one performance obligation and no variable consideration, no allocation of the transaction price is required. The Company recognizes revenue at a point in time when the control of the products sold has been transferred to customers. The transfer of control is considered complete when the products have been accepted and received by customers. The Company offers credit sales to customers with a credit period of 90 days.

Revenue is presented on a gross basis, as the Company acts as the principal in each transaction. This conclusion is based on the following considerations: (i) the Company is primarily responsible for fulfilling the promise to deliver the product to the customer and is the primary contact for customer issues; (ii) the Company bears the inventory risk; and (iii) the Company has pricing discretion and bears market risk.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts with customers by source of products, as the Company believes such disaggregation best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The following table sets forth the disaggregation of the Company’s revenue for the six months ended March 31, 2026 and 2025, respectively:

	For the Six Months Ended March 31,
	2026	2025
Revenue from sales of self-manufactured TCMD products	$5,850,980	$6,978,932
Revenue from sales of third-party products	3,185,210	2,173,983
Total revenue	$9,036,190	$9,152,915

Cost of Revenue

Cost of revenue consists primarily of the costs of raw materials, freight charges, direct labor, depreciation of buildings and machinery, warehousing and overhead associated with the manufacturing process.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits paid to administrative personnel, office supplies and utility expenses, depreciation of office equipment, consulting fees, and other miscellaneous administrative expenses.

Research and Development Expenses

The Company expenses all internal research and development costs as incurred, which primarily comprise employee costs, internal and external costs related to the execution of studies, manufacturing costs, facility costs of the research center, and depreciation and amortization of intangible assets and property, plant and equipment used in research and development activities. For the six months ended March 31, 2026 and 2025, total research and development expenses were approximately $93,478 and $96,836, respectively.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred. Inbound shipping and handling costs associated with bringing purchased raw materials and third-party products from suppliers to the Company’s warehouse are included in cost of revenue. Outbound shipping and handling costs associated with shipping and delivering the products to customers are included in selling expenses.

Advertising Expenses

Advertising expenses primarily relate to the promotion of the Company’s brand name and products through outdoor billboards, social media platforms such as Weibo and WeChat, and television advertisements. Advertising costs are expensed as incurred or, where deferred, expensed the first time the advertising takes place. Advertising expenses are included in selling expenses in the unaudited condensed consolidated statements of operations and comprehensive loss. Advertising expenses amounted to $1,912,566 and $1,248,783 for the six months ended March 31, 2026 and 2025, respectively.

Segment Reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company utilizes the management approach to identify its reportable operating segments.

The management approach considers the internal organizational structure and reporting mechanisms employed by the Company’s CODM for operational decision-making and performance evaluation. The Company’s chief executive officer has been designated as the CODM, who reviews and evaluates the consolidated results of operations to determine resource allocation and assess the Company’s overall performance.

Based on this assessment, the Company has concluded that it operates as a single reportable operating segment. For management purposes, the Company operates in one business unit based on the products sold, and its sole operating segment is pharmaceutical manufacturing and selling. The CODM monitors the revenue, results of operations, assets and liabilities of its business unit as a whole and regularly reviews its operating results to make decisions about resource allocation. Accordingly, no analysis of segment information other than entity-wide information is presented.

The Company’s long-lived assets are all located in the PRC and substantially all of the monitoring and control activities of its operations are conducted in the PRC. Accordingly, no geographic information is presented.

The significant segment expenses are consistent with those reported in the unaudited condensed consolidated statements of operations and comprehensive loss, including cost of revenue, selling expenses, general and administrative expenses, and research and development expenses. For the significant segment expenses incurred during the six months ended March 31, 2026 and 2025, refer to the unaudited condensed consolidated statements of operations and comprehensive loss.

Income Taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained upon examination by the relevant tax authority. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the “more likely than not” threshold, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the six months ended March 31, 2026 and 2025. The Company does not believe there were any uncertain tax positions as of March 31, 2026 and September 30, 2025.

The Company’s operating subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the six months ended March 31, 2026 and 2025. As of March 31, 2026 and September 30, 2025, all tax returns of the Company’s PRC subsidiaries remained open for statutory examination by the PRC tax authorities.

Value Added Tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on the gross sales price, and VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company records a VAT payable or receivable, net of payments, in the accompanying unaudited condensed consolidated financial statements.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended March 31, 2026 and 2025, there were no dilutive shares.

Foreign Currency Translation

The functional currency for Universe INC is the U.S. Dollar (“US$”). Universe HK uses the Hong Kong dollar as its functional currency. However, Universe INC and Universe HK currently serve solely as holding companies and had no active operations as of the date of this report. The Company operates only in the PRC and the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s unaudited condensed consolidated financial statements have been translated into the reporting currency US$.

Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported in other comprehensive income. Gains and losses resulting from the translation of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table sets forth the currency exchange rates used in preparing the unaudited condensed consolidated financial statements in this report:

	March 31, 2026	March 31, 2025	September 30, 2025
Period-end US$: RMB exchange rate	6.8980	7.2567	7.1190
Period-end US$: HK exchange rate	7.8400	7.7799	7.7809
Period average US$: RMB exchange rate	7.0061	7.2308	7.2125
Period average US$: HK exchange rate	7.7954	7.7771	7.7948

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income. The foreign currency translation gain resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income in the unaudited condensed consolidated statements of operations and comprehensive loss.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are calculated based on the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Employee Defined Contribution Plan

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefits, and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s PRC subsidiaries to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits recognized as expense in the accompanying unaudited condensed consolidated statements of operations and comprehensive loss amounted to $438,872 and $293,156 for the six months ended March 31, 2026 and 2025, respectively.

Recently Issued Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amended guidance improves the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). The amended guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. The Company is currently in the process of evaluating the impact this amended guidance may have on the footnotes to its consolidated financial statements.

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This guidance amends the effective date of Update 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. The Company is currently in the process of evaluating the impact this amended guidance may have on the footnotes to its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (Topic 326): Purchased Loans. This update improves the decision usefulness of the financial reporting for acquired financial assets. The amendments require that purchased seasoned loans be accounted for using the gross-up approach, which will enhance comparability and consistency in the accounting for acquired financial assets. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This update improves U.S. GAAP by establishing authoritative guidance on the accounting for government grants received by business entities. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. The Company is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

In May 2026, the FASB issued ASU 2026-2, Environmental Credits and Environmental Credit Obligations (Topic 818). This Update provides recognition, measurement, presentation, and disclosure requirements for all entities that generate, purchase, or receive environmental credits or have a regulatory compliance obligation that may be settled with environmental credits. For public business entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. The Company is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	As of
	March 31, 2026	September 30, 2025
	(Unaudited)
Accounts receivable	$14,974,852	$13,026,331
Less: allowance for credit loss	(18,797)	(18,214)
Accounts receivable, net	$14,956,055	$13,008,117

The Company’s accounts receivable primarily include the balance due from customers when the Company’s pharmaceutical products are sold and delivered to customers. As of the date of this report, approximately 38.0%, or $5.7 million, of the Company’s net accounts receivable balance as of March 31, 2026 has been subsequently collected.

Allowance for credit loss movement is as follows:

	As of
	March 31, 2026	September 30, 2025
	(Unaudited)
Beginning balance	$18,214	$135,082
Reversal of allowance for credit loss	-	(113,454)
Foreign currency translation adjustments	583	(3,414)
Ending balance	$18,797	$18,214

NOTE 4 — INVENTORIES, NET

Inventories consist of the following:

	As of
	March 31, 2026	September 30, 2025
	(Unaudited)
Raw materials	$903,390	$707,430
Finished goods	1,203,076	1,608,488
Inventories valuation allowance	(126,671)	(122,739)
Total inventories, net	$1,979,795	$2,193,179

Inventories valuation allowance movement is as follows:

	As of
	March 31, 2026	September 30, 2025
	(Unaudited)
Beginning balance	$122,739	$124,512
Foreign currency translation adjustments	3,932	(1,773)
Ending balance	$126,671	$122,739

NOTE 5 — ADVANCE TO SUPPLIERS

Advances to suppliers consist of the following:

	As of
	March 31, 2026	September 30, 2025
	(Unaudited)
Advances to suppliers for purchase of goods	$2,001,693	$2,489,737
Advances to suppliers	$2,001,693	$2,489,737

Advances to suppliers represent prepayments made to suppliers to ensure continuous high-quality supplies and favorable purchase prices of raw materials.

NOTE 6 — OTHER RECEIVABLE

Other receivable consists of the following:

	As of
	March 31, 2026	September 30, 2025
	(Unaudited)
Deposit for acquisition company (1)	$5,223,594	$-
Prepaid value added tax	839,551	1,023,084
Prepayment for advertising	547,533	843,777
Prepayment for property, plant and equipment	259,698	136,185
Prepayment for research and development	28,994	99,733
Others	281,361	177,901
Total other receivable	$7,180,731	$2,280,680

(1)	On June 17, 2026, the Company entered into a Share Purchase Agreement (the “SPA”) with Ms. Lu Shanshan (“Ms. Lu”), pursuant to which the Company agreed to acquire 100% of the issued shares (the “Target Shares”) of Best Praise International Limited (the “Target”) for a consideration of US$10,751,000, payable entirely through the issuance of 4,376,552 of the Company’s Class A ordinary shares (the “Consideration Shares”) to Ms. Lu or her designated recipients, subject to the terms and conditions set forth in the SPA. The Company prepaid $5,223,594 as a security deposit for the SPA as of March 31, 2026. As of the date of this report, 70% of the deposit, or $1,043,142, has been subsequently collected. The remaining 30% of the deposit, or $447,061, will be repaid within five business days after the Company completes the registration, transfer, and settlement of the Consideration Shares and Ms. Lu obtains ownership of the Consideration Shares.

NOTE 7 — SHORT-TERM INVSTMENTS

The Company’s short-term investments consist of bonds purchased from Hongkong and Shanghai Banking Corporation Limited (“HSBC”) with a term of three months and a maturity date of April 23, 2026. The bonds bear a fixed interest rate of 1.83% per annum. The movement of short-term investments is as follows:

	As of
	March 31, 2026	September 30, 2025
	(Unaudited)
Beginning balance	$-	$-
Add: purchase bond from HSBC	1,490,203	-
Ending balance	$1,490,203	$-

NOTE 8 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following:

	As of
	March 31, 2026	September 30, 2025
	(Unaudited)
Buildings	$8,005,613	$7,583,912
Machinery and equipment	2,456,548	2,262,271
Automobiles	85,776	83,113
Office and electric equipment	563,327	522,552
Construction-in-progress	27,940	35,458
Subtotal	11,139,204	10,487,306
Less: accumulated depreciation	(7,351,637)	(6,903,753)
Property, plant and equipment, net	$3,787,567	$3,583,553

Construction-in-progress consisted of design fee for the construction project, which amounted to $27,940 and $35,458 as of March 31, 2026 and September 30, 2025, respectively. Depreciation expense was $223,202 and $246,293 for the six months ended March 31, 2026 and 2025, respectively.

NOTE 9 — INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of
	March 31, 2026	September 30, 2025
	(Unaudited)
Land use rights	$260,653	$252,561
Trademark	218,179	200,169
Software	21,880	21,201
Total	500,712	473,931
Less: accumulated amortization	(190,962)	(177,146)
Intangible assets, net	$309,750	$296,785

Amortization expense was $8,015 and $23,346 for the six months ended March 31, 2026 and 2025, respectively.

Estimated future amortization expense for intangible assets is as follows:

Twelve months ending March 31,	Amortization expense
2027	$48,849
2028	48,849
2029	48,849
2030	48,849
2031	48,849
Thereafter	65,505
$309,750

NOTE 10 — PREPAYMENT FOR CONSTRUCTION IN PROGRESS

On June 25, 2021, the Company entered into a construction contract with a sub-contractor, Jiangxi Chenyuan Construction Project Co., Ltd. (“Chenyuan”), pursuant to which, Chenyuan was engaged to construct four manufacturing factory buildings and an office building for the Company with a contract sum of RMB165 million (approximately $23.9 million). The construction work started on August 8, 2021, with an originally estimated completion date on August 7, 2023.

At beginning of the year ended December 31, 2024, due to resurgence of the COVID-19 pandemic, which resulted in lingering logistic disruption, material and labor shortage, and domestic travel restriction, the Company re-estimated that the completion date would be postponed to December 2024. However, during the year 2024, new information was discovered about the topographical and surface structures of the land, which required Chenyuan to re-conduct the geological survey. As a result, the construction progress was further delayed that cause the re-estimated completion date of December 2024 was not met.

In April 2025, Ministry of Emergency Management of PRC issued Specification for safety management of fine chemical enterprises, pursuant to which, enterprises should not set up employee dormitories within the factory premises. Because of this new regulation. the Company had to redesign the project, and the expected completion date of this construction project is further delayed to June 30, 2028. As of March 31, 2026, the Company had made a prepayment of approximately RMB69.2 million (approximately $10.0 million) to Chenyuan for land improvement, building foundation and the construction of the manufacturing factories.

During the year ended September 30, 2022, $414,251 (approximately RMB2.9 million) of the prepayment was re-classified to property, plant and equipment in the consolidated balance sheets. During the year ended September 30, 2025, management carried out impairment assessment on the prepayment for CIP project. The prepayment is refundable on-demand if the CIP project is aborted, management has assessed the recoverability of this prepayment to be approximately $8.9 million, and impairment loss of $481,109 was recognized in the profit or loss.

As of March 31, 2026, future additional capital expenditures on the CIP project are estimated to be approximately RMB95.8 million (equivalent to $13.9 million), of which approximately $3.6 million is required within the next 12 months. The Company currently plans to fund its ongoing CIP project construction through cash collected from accounts receivable and, if necessary, borrowings from PRC banks.

As of March 31, 2026, future minimum capital expenditures on the Company’s CIP project are estimated as follows:

Twelve months ending March 31,	Capital Expenditure on CIP
2027	$3,624,239
2028	3,624,239
2029	5,443,607
2030	1,195,999
Total	$13,888,084

NOTE 11 — PREPAYMENT FOR PURCHASE OF A PROPERTY

On May 6, 2021, the Company entered into a real estate property purchase agreement with a third party, Jiangxi Yueshang Investment Co., Ltd. (“Jiangxi Yueshang”), pursuant to which the Company agreed to purchase a certain residential apartment and commercial office space totaling 2,749.30 square meters, at a total purchase price of RMB32 million (approximately $4.6 million). Pursuant to the agreement, the Company was required to make a prepayment in the amount of 50% of the total purchase price, with 20% of the total purchase price payable upon the availability of a certificate of occupancy, and the remaining 30% of the total purchase price payable upon delivery of the property.

As of March 31, 2026, the Company had made a prepayment of RMB16 million (approximately $2.3 million) to Jiangxi Yueshang. Construction of the property was completed in May 2025. The Real Estate Ownership Certificate for the property is currently being obtained, and the remaining balance of RMB16 million (approximately $2.3 million) will be payable upon receipt thereof.

NOTE 12 — SHORT-TERM BANK LOANS

Short-term bank loans consist of the following:

		As of
	Note	March 31, 2026	September 30, 2025
		(Unaudited)
Short-term bank loans:
Jiangxi Luling Rural Commercial Bank (“LRC Bank”)	(1)	$2,899,390	$2,809,383
Bank of Communications Co., Ltd	(2)	1,449,696	1,404,692
Zhujiang Rural Bank	(3)	420,412	407,361
Beijing Bank	(4)	1,159,756	1,123,753
Huaxia Bank	(5)	724,848	702,346
Postal Savings Bank of China	(6)	724,848	702,346
Total short-term loans		$7,378,950	$7,149,881

(1)

On March 3, 2025, a subsidiary of the Company, Universe Trade, signed a loan agreement with LRC Bank to borrow RMB5 million (equivalent to $702,346) as working capital for one year, with the maturity date on March 2, 2026. The fixed interest rate of the loan was 3.65% per annum. Mr. Gang Lai and Jiangxi Universe jointly signed guarantee agreements with LRC Bank to provide credit guarantee for this loan. The loan was fully repaid upon maturity.

On April 22, 2025, a subsidiary of the Company, Jiangxi Universe, signed a loan agreement with LRC Bank to borrow RMB10 million (equivalent to $1,449,695) as working capital for one year, with the maturity date on April 21, 2026. The fixed interest rate of the loan was 3.60% per annum. Mr. Gang Lai and Universe Technology jointly signed guarantee agreements with LRC Bank to provide credit guarantee for this loan.

On May 16, 2025, a subsidiary of the Company, Universe Trade, signed a loan agreement with LRC Bank to borrow RMB5 million (equivalent to $702,346) as working capital for one year, with the maturity date on May 15, 2026. The fixed interest rate of the loan was 3.65% per annum. Mr. Gang Lai and Jiangxi Universe jointly signed guarantee agreements with LRC Bank to provide credit guarantee for this loan. The loan was fully repaid on February 28, 2026.

On February 28, 2026, a subsidiary of the Company, Universe Trade, signed a loan agreement with LRC Bank to borrow RMB10 million (equivalent to $1,449,695) as working capital for one year, with the maturity date on February 27, 2027. The fixed interest rate of the loan was 3.65% per annum. Mr. Gang Lai, Universe Technology and Jiangxi Universe jointly signed guarantee agreements with LRC Bank to provide credit guarantee for this loan.

(2)	On September 29, 2025, a subsidiary of the Company, Jiangxi Universe, signed a loan agreement with Bank of Communications to borrow RMB10 million (equivalent to $1,449,696) as working capital for one year, with the maturity date on September 29, 2026. The fixed interest rate of the loan was 3.00% per annum. Mr. Gang Lai, Universe Trade, and an unrelated third party, Jiangxi Province Financing Guarantee Group Co., Ltd., jointly signed guarantee agreements with Bank of Communications to provide credit guarantee for this loan.

(3)	On April 18, 2025, a subsidiary of the Company, Jiangxi Universe, signed a loan agreement with Zhujiang Rural Bank to borrow RMB2.9 million (equivalent to $420,412) as working capital for one year, with the maturity date on April 18, 2026. The fixed interest rate of the loan was 5.00% per annum. The Company pledged certain trademarks owned by it as collateral to guarantee this loan.

(4)	On September 12, 2025, a subsidiary of the Company, Jiangxi Universe, entered into a loan agreement with Beijing Bank to borrow RMB8 million (equivalent to $1,159,756) as working capital for one year, with the maturity date on September 12, 2026. The fixed interest rate of the loan was 3.70% per annum. Mr. Gang Lai and Universe Trade jointly signed guarantee agreements with Beijing Bank to provide credit guarantee for this loan.

(5)	On June 27, 2025, a subsidiary of the Company, Jiangxi Universe, entered into a loan agreement with Huaxia Bank to borrow RMB5 million (equivalent to $724,848) as working capital for one year, with the maturity date on June 27, 2026. The fixed interest rate of the loan was 3.70% per annum. Mr. Gang Lai provided credit guarantee for this loan.

(6)	On July 17, 2025, a subsidiary of the Company, Jiangxi Universe, entered into a loan agreement with Postal Savings Bank of China to borrow RMB5 million (equivalent to $724,848) as working capital for one year, with the maturity date on July 17, 2026. The fixed interest rate of the loan was 3.11% per annum. Mr. Gang Lai provided credit guarantee for this loan.

NOTE 13 — LONG-TERM BANK LOANS

Long-term bank loans consist of the following:

		As of
	Note	March 31, 2026	September 30, 2025
		(Unaudited)
Long-term bank loans:
LRC Bank	(1)	$2,174,543	$2,107,038
Less: current portion of long-term bank loans		-	(2,107,038)
Non-current portion of long-term bank loans		$2,174,543	$-

(1)	On November 23, 2023, a subsidiary of the Company, Jiangxi Universe, signed a loan agreement with LRC Bank to borrow RMB15 million (equivalent to approximately $2.1 million) as working capital for two years, with the maturity date on November 14, 2025. The fixed interest rate of the loan was 3.95% per annum. The Company pledged buildings of Jiangxi Universe as collateral to guarantee this loan. The loan was fully repaid upon maturity.

On November 4, 2025, a subsidiary of the Company, Jiangxi Universe, signed a loan agreement with LRC Bank to borrow RMB15 million (equivalent to approximately $2.2 million) as working capital for three years, with the maturity date on November 3, 2028. The fixed interest rate of the loan was 3.45% per annum. The Company pledged buildings of Jiangxi Universe as collateral to guarantee this loan. Mr. Gang Lai, Ms. Lin Yang and Universe Technology jointly signed guarantee agreements with LRC Bank to provide credit guarantee for this loan.

For the above-mentioned loans, the Company recorded a total interest expense of $159,395 and $289,385 for the six months ended March 31, 2026 and 2025, respectively.

NOTE 14 — RELATED PARTY TRANSACTIONS

(a) Nature of relationships with related parties

Name	Relationship with the Company
Mr. Gang Lai	Chief Executive Officer and chairman of the Company’s Board of Directors
Ms. Lin Yang	Chief Financial Officer of the Company

(b) Due to related parties

	As of
Name	March 31, 2026	September 30, 2025
	(Unaudited)
Mr. Gang Lai	$157,207	$446,460
Ms. Lin Yang	87	85
Total due to related parties	$157,294	$446,545

As of March 31, 2026, the balance due to related parties mainly consisted of advances from Mr. Gang Lai, the Company’s chief executive officer and the chairman of the board of directors for working capital purposes during the Company’s normal course of business, as well as payment of expenses made by Ms. Lin Yang on behalf of the Company. These advances are unsecured, non-interest bearing and due on demand.

(c) Loan guarantee provided by related parties

In connection with the Company’s bank borrowings from commercial banks in China, Mr. Gang Lai and Ms. Lin Yang signed guarantee agreements with these banks to provide credit guarantee for the Company’s certain loans (see Note 12 and 13).

NOTE 15 — CONCENTRATIONS

A majority of the Company’s revenue and expense transactions are denominated in RMB, and a significant portion of the Company’s and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies, which require certain supporting documentation in order to effect the remittance. Each bank account is insured by the PRC government authority up to a maximum limit of RMB500,000 (equivalent to approximately $72,485). To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalents with large financial institutions in China that management believes are of high credit quality, and the Company also continually monitors their creditworthiness.

The Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other factors.

As of March 31, 2026 and September 30, 2025, $11,790,217 and $9,608,188 of the Company’s cash, respectively, was on deposit at financial institutions in the PRC. For the six months ended March 31, 2026 and 2025, the Company’s substantial assets were located in the PRC and all of the Company’s revenues were derived from its subsidiaries located in the PRC.

For the six months ended March 31, 2026 and 2025, no single customer accounted for more than 10% of the Company’s total revenue. The Company’s top 10 customers accounted in the aggregate for 28.6% and 18.3% of the Company’s total revenue for the six months ended March 31, 2026 and 2025, respectively.

Sales of one of the Company’s major products, Guben Yanling Pill, accounted for 40.0% of the Company’s total revenue for each of the six months ended March 31, 2026 and 2025.

As of March 31, 2026 and September 30, 2025, no customer accounted for more than 10% of the total accounts receivable balance.

For the six months ended March 31, 2026 and 2025, one supplier accounted for 19.2% and 45.3% of the total purchases, respectively.

As of March 31, 2026 and September 30, 2025, no supplier accounted for more than 10% of the total accounts payable balance.

NOTE 16 — SHAREHOLDERS’ EQUITY

Ordinary Shares

Universe INC was incorporated under the laws of the Cayman Islands on December 11, 2019. The original authorized number of ordinary shares upon incorporation was 50,000 shares with par value of US$1.00 per share and 50,000 shares were issued. On August 7, 2020, the Company amended its Memorandum of Association to increase the authorized number of shares to 100,000,000 shares with par value of $0.003125 per share, and subdivide the original issued shares from 50,000 shares at par value of $1.00 per share to 16,000,000 ordinary shares with par value of $0.003125 per share. As a result of this forward split of the outstanding ordinary shares at a ratio of 320-for-1 share, a total of 16,000,000 shares were issued and outstanding after the split. The issuance of these 16,000,000 shares is considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented.

Increased authorized share capital and share consolidation

On July 3, 2023, the Company held an annual general meeting of shareholders at which shareholders, among other things, resolved:

(a)	with immediate effect, to increase the Company’s authorized share capital from US$312,500 divided into 90,000,000 ordinary shares of par value US$0.003125 each and 10,000,000 preferred shares of par value US$0.003125 each, to US$3,125,000 divided into 900,000,000 ordinary shares of par value US$0.003125 each and 100,000,000 preferred shares of par value US$0.003125 each;

(b)	that, conditional upon the approval of the board of directors of the Company in its sole discretion, with effect as of the date the board of directors of the Company may determine, the authorized, issued and outstanding shares of the Company be consolidated by consolidating each 10 shares of the Company, or such lesser whole share amount as the board of directors may determine in its sole discretion, such amount not to be less than 2, into 1 share of the Company, with such consolidated shares having the same rights and being subject to the same restrictions (save as to nominal value) as the then existing shares of par value US$0.003125 each in the capital of the Company; and

(c)	that, upon the effectiveness of the 2023 Share Consolidation, the Company adopt amended and restated articles of association, in substantially the form set out in Annex B in the proxy statement dated May 24, 2023, in substitution for and to the exclusion of, the memorandum of association of the Company in effect immediately prior to effectiveness of the 2023 Share Consolidation.

The board of directors of the Company resolved to effect the 2023 Share Consolidation on July 27, 2023 with the authorized, issued and outstanding shares to be consolidated on a six (6) for one (1) ratio, which had the effect of reducing the number of: (a) authorized ordinary shares from 900,000,000 ordinary shares with a par value of US$0.003125 per share to 150,000,000 ordinary shares with a par value of US$0.01875 per share; (b) issued and outstanding ordinary shares from 21,750,000 ordinary shares with a par value of US$0.003125 per share to 3,625,000 ordinary shares with a par value of US$0.01875 per share; and (c) authorized preferred shares from 100,000,000 preferred shares with a par value of US$0.003125 per share to 16,666,666.6666 preferred shares with a par value of US$0.01875 per share.

On July 15, 2024, the Company closed its self-underwritten public offering of 20,000,000 ordinary shares, par value $0.01875 per share. The ordinary shares were priced at $1.25 per share. The Company raised a total of $25 million through that offering, before deducting offering-related expenses, and net proceeds of $24.625 million.

On September 27, 2024, the Company held an annual general meeting of shareholders at which shareholders, among other things, resolved:

(a)	with immediate effect, to increase the Company’s authorized share capital from US$3,125,000 divided into 150,000,000 ordinary shares of par value US$0.01875 each and 16,666,666.6666 preferred shares of par value US$0.01875 each, to US$140,625,000 divided into 6,750,000,000 ordinary shares of par value US$0.01875 each and 750,000,000 preferred shares of par value US$0.01875 each;

(b)	that, subject to and immediately following the Authorized Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Authorized Share Capital Increase; and

(c)	that, conditional upon the approval of the board of directors of the Company in its sole discretion, with effect as of the date the board of directors of the Company may determine, the authorized, issued, and outstanding shares of the Company be consolidated by consolidating each 15 Shares of the Company, or such lesser whole share amount as the board of directors of the Company may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association.

On November 12, 2024, the Company effected a share consolidation of 15 ordinary shares with par value of US$0.01875 per share each in the Company’s issued and unissued share capital into one (1) ordinary share with par value of US$0.28125. All fractional shares were rounded up to the whole number of shares. Immediately following the Share Consolidation, the authorized share capital of the Company was US$140,625,000 divided into 450,000,000 ordinary shares, par value US$0.28125 per share and 50,000,000 preferred shares, par value US$0.28125 per share.

On March 24, 2025, the Company effected a share consolidation of 40 ordinary shares with par value of US$0.28125 per share each in the Company’s issued and unissued share capital into one ordinary share with par value of US$11.25. All fractional shares were rounded up to the whole number of shares. Immediately following the Share Consolidation, the authorized share capital of the Company was US$140,625,000 divided into 11,250,000 ordinary shares, par value US$11.25 per share and 1,250,000 preferred shares, par value US$11.25 per share.

On September 3, 2025, the Company held an annual general meeting of shareholders at which shareholders, resolved as a special resolution that, subject to and conditional upon, amongst other things: (i) approval from the Grand Court of the Cayman Islands (the “Court”) of the Capital Reduction (as defined below); (ii) registration by the Registrar of Companies of the Cayman Islands of the order of the Court confirming the Capital Reduction and the minute approved by the Court containing the particulars required under the Companies Act (Revised) (the “Act”) in respect of the Capital Reduction and compliance with any conditions the Court may impose; (iii) compliance with the relevant procedures and requirements under the applicable laws of the Cayman Islands to effect the Capital Reduction; and (iv) obtaining of all necessary approvals from the regulatory authorities or otherwise as may be required in respect of the Capital Reduction, with effect from the date on which these conditions are fulfilled:

a)	the par value of each issued Ordinary Share of par value US$11.25 each in the share capital of the Company be reduced to par value US$0.00001 each (the “Capital Reduction”) by cancelling the paid-up capital to the extent of US$11.24999 on each of the then issued Ordinary Shares of par value US$11.25 each;

b)	the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Act, the amended and restated memorandum of association adopted by special resolution passed on 1 March 2025 and unanimous written director resolutions passed on 20 February 2025 and made effective on 17 March 2025 (the “Existing Memorandum”), the second amended and restated articles of association of the Company adopted by special resolution passed on 23 September 2022 (the “Existing Articles”), and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

c)	immediately following the Capital Reduction, pursuant to section 13 of the Act and article 8.1(d) of the Existing Articles, each of the authorized but unissued Ordinary Shares of par value US$11.25 each be sub-divided into 1,125,000 ordinary shares of par value US$0.00001 each (the “Sub-division”);

d)	immediately following the Capital Reduction and the Sub-division, the authorized share capital of the Company be altered by the cancellation of: (i) the 1,250,000 unissued Preferred Shares of par value US$11.25 each; and (ii) 12,020,495,313,338 of the unissued ordinary shares of par value US$0.00001 each, such that the authorized share capital is altered:

from US$134,287,453.13338 divided into: (i) 12,022,495,313,338 ordinary shares of par value US$0.00001 each; and (ii) 1,250,000 Preferred Shares of par value US$11.25 each;

to US$20,000 divided into 2,000,000,000 ordinary shares of par value US$0.00001 each

(the “Capital Alteration”);

e)	immediately following the Capital Alteration:

a.	the authorized and issued share capital of the Company be divided into two separate classes as follows:

i.	US$18,000 divided into 1,800,000,000 class A ordinary shares of par value US$0.00001 each (the “Class A Ordinary Shares”); and

ii.	US$2,000 divided into 200,000,000 class B ordinary shares of par value US$0.00001 each (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “New Share Classes”),

it being noted that the terms of, and rights attaching to the New Share Classes will be materially identical to the existing ordinary shares of par value US$0.00001 each in the capital of the Company save that the Class B Ordinary Shares: (i) shall have 100 times the voting rights per share of Class A Ordinary Shares; and (ii) shall be convertible into Class A Ordinary Shares;

b.	the issued shares in the Company outstanding following the Capital Alteration be re-designated, as follows:

i.	the 559,868 ordinary shares of par value US$0.00001 each held by Cede & Co be re-designated as 559,868 Class A Ordinary Shares;

ii.	the 1 ordinary share of par value US$0.00001 held by Christopher Lin be re-designated as 1 Class A Ordinary Share;

iii.	the 1 ordinary share of par value US$0.00001 held by Michael Olson be re-designated as 1 Class A Ordinary Share;

iv.	the 1 ordinary share of par value US$0.00001 held by Daniel J Sleiman be re-designated as 1 Class A Ordinary Share; and

v.	the 3,467 ordinary shares of par value US$0.00001 each held by Sununion Holding Group Limited be re-designated as 3,467 Class B Ordinary Shares,

(steps (a) to (e) (inclusive) above shall be collectively referred to as the “Capital Reorganization”),

f)	any one or more of the directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are in connection with and/or ancillary to the Capital Reorganization and any of the foregoing steps and of administrative nature, on behalf of the Company, including under seal where applicable, as they consider necessary, desirable or expedient to give effect to the foregoing arrangements for the Capital Reorganization and (where applicable) to aggregate all fractional Class A Ordinary Shares and/or Class B Ordinary Shares and sell them for the benefit of the Company.”

On February 13, 2026, the dual-class share structure became effective on the Nasdaq Capital Market, and the Company’s authorized share capital was changed to US$20,000 divided into 1,800,000,000 class A ordinary shares of par value US$0.00001 each (the “Class A Ordinary Shares”) and 200,000,000 class B ordinary shares of par value US$0.00001 each.

As of March 31, 2026, the Company had a total of 563,338 class A ordinary shares issued and outstanding, no class B ordinary shares issued and outstanding.

Underwriter warrants

In connection with the Company’s initial public offering (the “IPO”), the Company agreed to issue warrants to the underwriter, for a nominal consideration of $0.001 per warrant, to purchase 300,000 ordinary shares of the Company (equal to 6% of the total number of ordinary shares sold in the IPO, excluding any ordinary shares sold pursuant to the over-allotment option) (the “Underwriter Warrants”). The Underwriter Warrants had a term of five (5) years, with each warrant exercisable for 1/90 of one ordinary share at an exercise price of $495 per share, as adjusted to reflect the Company’s share consolidations. The Underwriter Warrants were exercisable for cash or on a cashless basis and expired in March 2026. On December 6, 2024, the Company entered into a securities purchase agreement with certain purchasers pursuant to which the Company agreed to issue 18,750,000 common warrants to purchase an aggregate of 18,750,000 ordinary shares at an exercise price of $32.00 per ordinary share. Each common warrant is exercisable from the date of issuance until the fifth anniversary thereof and will expire in December 2029. Management determined that the Underwriter Warrants and the common warrants each meet the requirements for equity classification under ASC 815-40, as each is indexed to the Company’s own ordinary shares. As of March 31, 2026, the common warrants remained issued and outstanding, and none had been exercised. For the six months ended March 31, 2026 and 2025, the Underwriter Warrants and the common warrants were antidilutive and, accordingly, were excluded from the diluted earnings per share calculation under the treasury stock method.

Statutory reserve and restricted net assets

The Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures, and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the board of directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production, or to increase registered capital, but is not distributable as cash dividends.

Relevant PRC laws and regulations restrict the Company’s PRC subsidiaries from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company in the form of loans, advances, or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. As of March 31, 2026 and September 30, 2025, the restricted amounts as determined pursuant to PRC statutory laws totaled $2,439,535, and total restricted net assets amounted to $34,476,310 and $32,495,275, respectively.

NOTE 17 — COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the six months ended March 31, 2026 and 2025, the Company did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

The Company has an ongoing CIP project associated with the construction of a new manufacturing facility. As of March 31, 2026, future minimum capital expenditures on the Company’s CIP project amounted to approximately $13.9 million, among which, approximately $3.6 million is required for the next 12 months from the date of this report (see Note 10).

On May 6, 2021, the Company entered into a real estate property purchase agreement with Jiangxi Yueshang, pursuant to which Jiangxi Yueshang agreed to sell, and the Company agreed to purchase, certain residential apartments and commercial office space totaling 2,749.30 square meters for a total purchase price of RMB32 million (approximately $4.6 million). As of March 31, 2026, the Company had made a prepayment of RMB16 million (approximately $2.3 million) to Jiangxi Yueshang. The Real Estate Ownership Certificate for the property is currently being processed, and the remaining balance of RMB16 million (approximately $2.3 million) will be payable upon receipt of the Real Estate Ownership Certificate (see Note 11).

NOTE 18 — SUBSEQUENT EVENTS

On April 14, 2026, the Company adopted its 2026 Equity Incentive Plan (the “2026 Equity Incentive Plan”), which provides for the grant of various equity-based awards with respect to a maximum number of 84,500 ordinary shares, par value US$0.00001 per share, of the Company (whether Class A ordinary shares, Class B ordinary shares, or a combination thereof) available for issuance thereunder. This maximum amount is subject to increase on a yearly basis pursuant to the evergreen provision in the equity incentive plan.

On May 5, 2026, the compensation committee of the Company’s Board of Directors (the “Board”) and the Board, as administrator of the 2026 Equity Incentive Plan, approved the grant of an aggregate of 71,890 Class A ordinary shares and 12,610 Class B ordinary shares of the Company to Mr. Gang Lai, under the 2026 Equity Incentive Plan, as compensation for Mr. Lai’s past services to the Company. Each Class B ordinary share is convertible into one Class A ordinary share on a one-for-one basis. The shares were issued on May 7, 2026.

On June 17, 2026, the Company entered into a Share Purchase Agreement (the “SPA”) with Ms. Lu Shanshan (“Ms. Lu”), pursuant to which the Company agreed to acquire 100% of the issued shares (the “Target Shares”) of Best Praise International Limited (the “Target”) for a consideration of US$10,751,000, payable entirely through the issuance of 4,376,552 of the Company’s Class A ordinary shares (the “Consideration Shares”) to Ms. Lu or her designated recipients, subject to the terms and conditions set forth in the SPA.

NOTE 19 — FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s unaudited condensed consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the unaudited condensed ‘consolidated statements of operations and comprehensive loss.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the unaudited condensed consolidated financial statements of the Company. Certain information and footnote disclosures normally included in unaudited condensed financial statements prepared in accordance with U.S GAAP have been or omitted.

As of March 31, 2026 and September 30, 2025, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the unaudited condensed consolidated financial statements, if any.

UNIVERSE PHARMACEUTICALS INC AND SUBSIDIARIES

PARENT COMPANY BALANCE SHEETS

	As of
	March 31, 2026	September 30, 2025
	(Unaudited)
ASSETS
Cash	$15,736,152	$23,938,610
Other receivable	5,223,594	-
Due from related parties	5,595,883	5,638,387
Due from subsidiaries	13,545,139	11,155,749
Total current assets	40,100,768	40,732,746

Non-current asset
Investment in subsidiaries	$15,544,295	$15,396,764

Total assets	$55,645,063	$56,129,510

LIABILITIES AND SHAREHOLDERS’ EQUITY

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.00001 par value, 1,800,000,000 shares authorized, 563,338 shares issued and outstanding as of March 31, 2026 * Ordinary shares, $11.25 par value, 2,000,000,000 shares authorized, 563,338 shares issued and outstanding as of September 30, 2025	6	6,337,553
Class B ordinary shares, $0.00001 par value, 200,000,000 shares authorized, none issued and outstanding as of March 31, 2026 and September 30, 2025	-	-
Additional paid-in capital	69,347,114	63,009,567
Accumulated deficit	(12,958,901)	(11,404,088)
Accumulated other comprehensive loss	(743,156)	(1,813,522)
Total shareholders’ equity	55,645,063	56,129,510

Total liabilities and shareholders’ equity	$55,645,063	$56,129,510

*	The dual-class share structure became effective on February 13, 2026.

UNIVERSE PHARMACEUTICALS INC AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

 (UNAUDITED)

	For the Six Months Ended March 31,
	2026	2025
Operating costs and expenses:
General and administrative expenses	$(292,948)	$(1,835,286)

Other income (expenses):
Interest income	60	-
Other expenses	(33,893)	(727,331)

Equity in loss of subsidiaries	(1,228,032)	(722,138)

Net loss	(1,554,813)	(3,284,755)
Foreign currency translation adjustments	1,070,366	(2,033,233)
Comprehensive loss attributable to the Company	$(484,447)	$(5,317,988)

UNIVERSE PHARMACEUTICALS INC AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CASH FLOWS

 (UNAUDITED)

	For the Six Months Ended March 31,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,554,813)	$(3,284,755)
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiary	1,228,032	722,138
Changes in operating assets and liabilities:
Other receivable	(5,223,594)	1,377,873
Due from related parties	42,504	-
Due to related parties	-	137,814
Other payable	-	7,882
Accrued expense	-	(49,475)
Net cash used in operating activities	(5,507,871)	(1,088,523)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in subsidiaries	-	(9,100,000)
Net cash used in investing activities	-	(9,100,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of ordinary shares		15,000,000
Cash repayment from subsidiaries	(2,389,390)	(588,780)
Net cash (used in) provided by financing activities	(2,389,390)	14,411,220

EFFECT OF CHANGES OF FOREIGN EXCHANGE RATES ON CASH	(305,197)	(437,377)

CHANGES IN CASH	(8,202,458)	3,785,320

CASH, beginning of period	23,938,610	25,058,414

CASH, end of period	$15,736,152	$28,843,734